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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                          GENTIVA HEALTH SERVICES, INC.
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                       (Name of Subject Company (Issuer))

                          GENTIVA HEALTH SERVICES, INC.
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                  (Name of Filing Person (Issuer and offeror))
                                -----------------
         OPTIONS TO PURCHASE GENTIVA HEALTH SERVICES, INC. COMMON STOCK,
                            PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                -----------------
                                    37247A102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

      Patricia C. Ma, Esq.                                 Copy to:
 GENTIVA HEALTH SERVICES, INC.                      Helene R. Banks, Esq.
  3 Huntington Quadrangle, 2S                      CAHILL GORDON & REINDEL
 Melville, New York 11747-8943                          80 Pine Street
         (631) 501-7000                         New York, New York 10005-1702
                                                        (212) 701-3000

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                            behalf of filing persons)

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                            CALCULATION OF FILING FEE
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        Transaction Valuation*                       Amount of Filing Fee
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             $25,000,000                                     $2,300
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*    The transaction value shown is solely for the purpose of calculating the filing fee. This amount is the maximum aggregate transaction value to be paid by Gentiva Health Services, Inc. ("Gentiva") in connection with the tender offer described herein. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each U.S. $1.0 million of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                              Filing Party:
     Form or Registration No.:                            Date Filed:

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/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /   third-party tender offer subject to Rule 14d-1.

     /X/   Issuer tender offer subject to Rule 13e-4.

     / /   going-private transaction subject to Rule 13e-3.

     / /   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.: / /

ITEM 1.  Summary Term Sheet.

     The information set forth in "Summary Term Sheet" of the Offer to Purchase dated May 15, 2002 (the "Offer to Purchase") attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 2.  Subject Company Information.

     (a) The name of the Issuer is Gentiva Health Services, Inc., a Delaware corporation (the "Company") , and the address of the principal executive offices is 3 Huntington Quadrangle, 2S, Melville, New York 11747-8943. Its telephone number is (631) 501-7000. The information set forth in "Information Concerning Gentiva" in Section 8 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Pro-Ration; Option Purchase Price; Expiration Date," and "Acceptance for Purchase of Options and Payment of Cash Amount" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Price Range of Common Stock Underlying the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  Identity and Background of Filing Person.

     The information set forth in Item 2(a) above and "Information Concerning Gentiva" of the Offer to Purchase is incorporated herein by reference. Gentiva is the filing person and the subject company.

ITEM 4.  Terms of the Transaction.

     (a)(1)(i): The information set forth in "Summary Term Sheet," "Introduction" and "Number of Options; Pro-Ration; Option Purchase Price; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(ii): The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Pro-Ration; Option Purchase Price; Expiration Date," "Source and Amount of Funds" and "Acceptance for Purchase of Options and Payment of Cash Amount" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(iii): The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Pro-Ration; Option Purchase Price; Expiration Date" and "Acceptance for Purchase of Options and Payment of Cash Amount" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(iv): Not applicable.

     (a)(1)(v): The information set forth in "Summary Term Sheet," "Number of Options; Pro-Ration; Option Purchase Price; Expiration Date," "Acceptance for Purchase of Options and Payment of Cash Amount" and "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(vi): The information set forth in "Summary Term Sheet" and "Withdrawal Rights" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(vii): The information set forth in "Summary Term Sheet," "Procedure for Tendering Options" and "Withdrawal Rights" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(viii): The information set forth in "Summary Term Sheet," "Procedure for Tendering Options," "Acceptance for Purchase of Options and Payment of Cash Amount" and "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(ix): The information set forth in "Number of Options; Pro Ration; Option Purchase Price; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(x): The information set forth in "Summary Term Sheet" and "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(xi): The information set forth in "Accounting Treatment of this Tender Offer" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(xii): The information set forth in "Summary Term Sheet" and "Federal Income Tax Considerations" of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(iv), (ix), (xi):Not applicable.

     (a)(2): Not applicable.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

     The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  Purpose of the Transaction and Plans or Proposals.

     (a) The information set forth in "Purpose of the Offer" is incorporated herein by reference.

     (b) The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Purposes of the Offer" is incorporated herein by reference.

ITEM 7.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in "Sources and Amount of Funds" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

     (b) Not Applicable.

     (c) Not Applicable.



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

ITEM 8.  Interest in Securities of the Subject Company.

     (a) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock" of the Offer to Purchase and in the Proxy Statement listed as Exhibit (a)(4) hereto is incorporated herein by reference.

     (b) The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  Persons/Assets Retained, Employed, Compensated or Used.

     Not applicable.

ITEM 10. Financial Statements.

     Not applicable.

ITEM 11.  Additional Information.

     (a) The information set forth in "Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transaction and Agreements Concerning the Options and Common Stock" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase attached hereto as Exhibit (a)(1) and the Proxy Statement listed as Exhibit (a)(4) hereto is incorporated herein by reference.

ITEM 12.  Exhibits.

     (a)(1) Offer to Purchase, dated May 15, 2002.

     (a)(2) Form of Letter of Transmittal.

     (a)(3) Form of Letter to Option Holders.

     (a)(4) Definitive Proxy Statement on Schedule 14A of Gentiva filed on May 10, 2002. (Previously filed with the Securities and Exchange Commission electronically on EDGAR and incorporated by reference herein)






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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2002
                               GENTIVA HEALTH SERVICES, INC.


                               By:    /s/ Patricia C. Ma
                                     --------------------------------------
                                      Name: Patricia C. Ma
                                      Title: SVP & General Counsel



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